Flora Growth Appoints Former Amazon Executive Tim Leslie to Its Board of Directors and Names CEO Luis Merchan Chairman
●	Flora Growth’s CEO Luis Merchan is named Chairman of the Board of Directors.
●	Tim Leslie, Chairman of Flora’s Advisory Board, will join the Flora Board of Directors and audit committee.
●	Changes to the Board of Directors signal the Company’s move toward becoming a U.S.-based issuer and will support Flora’s growth into new international markets.
MIAMI, FLORIDA AND TORONTO, ONTARIO – March 17, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator and manufacturer of global cannabis products and brands, announced today changes to its Board of Directors (the “Board”) including the appointment of CEO Luis Merchan as Chairman of the Board as well as the addition of industry veteran Tim Leslie to the Board and audit committee. Merchan has replaced Bernie Wilson as Chairman of the Board. Wilson will remain in an advisory capacity for the remainder of 2022 and will provide strategic guidance on capital markets and international expansion. The changes to the Board will further position Flora as a U.S.-based issuer and is expected to increase the Company’s access to U.S-based investment.
Flora Chairman and CEO Luis Merchan has been focused on expanding the Company’s reach within the United States and abroad. Through his leadership, Flora has moved from the development stage to a full-scale international distributor and house of brands with operations in more than 12 countries. He has been pivotal in completing recently announced M&A transactions with leading hardware manufacturer Vessel and highly regarded wellness company JustCBD, solidifying the path to rapid growth.
“I am honored that our Board has entrusted me with this role, and I believe it is a testament to what we have built together thus far,” said Flora Growth CEO and newly appointed Chairman of the Board Luis Merchan. “Our Board has been incredibly supportive to date while always ensuring business decisions are in the best interest of our shareholders - and I am looking forward to continuing to work closely with them in this role.”
A Yale Law graduate, Tim Leslie has a strong pedigree of success, working with scaling companies including his two decades at Amazon. Leslie has been Chairman of the Company’s Advisory Board since the beginning of 2022, where he has utilized his years of experience as CEO of Leafly and as an Amazon executive to help counsel Flora’s leadership team. As Flora continues its rapid, global expansion, Leslie will play a critical role in navigating this hyper-growth phase. In addition to his role as board member, Leslie will also join the Company’s audit committee.
These appointments come as former Chairman of the Board, Bernie Wilson, steps down from his role and transitions to an advisory capacity to provide Merchan and the Board with strategic counsel, leveraging his insights and tenure in capital markets.  “We want to thank Bernie for his commitment to the growth of Flora during this formative time for our company and look forward to continuing to work with him as we continue to grow,” added Merchan.

About Flora Growth Corp.
Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands that is designed to deliver one of the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. Visit www.floragrowth.com or follow @floragrowthcorp on social [media] for more information.
Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.com

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com
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